SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the Month of March 2003
                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

            Form 20-F |X|       Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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Annex 1     Press Release. Banco Comercial Portugues, S.A. on behalf of its subsidiary BCP International Bank Limited (NYSE: BCPPRA) has announced that the Board of Directors of BCP International Bank Limited (the "Company") has on March 3, 2003 declared a dividend on the Company's 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share) (the "Series A Preference Shares"), in the amount of $1.0000000000 per share payable on March 31, 2003 to the holders of record of the Series A Preference Shares on March 14, 2003.


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


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCO COMERCIAL PORTUGUES, S.A.



                                     By:       Antonio Rodrigues
                                        ----------------------------------------
                                               Antonio Rodrigues
                                               Member of the Board of Directors




                                     By:       Luis Gomes
                                        ----------------------------------------
                                               Luis Gomes
                                               General Manager


Date: March 05, 2003


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


                                                                         Annex 1

FOR IMMEDIATE RELEASE                                              March 3, 2003


                                  Announcement

                         BCP INTERNATIONAL BANK LIMITED
     P.O.Box 30124 SMB, Strathvale House, 3rd Floor, 90 North Church Street,
                    George Town, Grand Cayman, Cayman Islands

--------------------------------------------------------------------------------

DIVIDEND NOTICE TO:

THE NEW YORK STOCK EXCHANGE AND
THE BANK OF NEW YORK

      The Board of Directors of BCP International Bank Limited (the "Company") has on March 3, 2003 declared a dividend on the Company's 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share) (the "Series A Preference Shares"), in the amount of $1.0000000000 per share payable on March 31, 2003 to holders of record of the Series A Preference Shares on March 14, 2003.


                                      Luis Manuel Neto Gomes
                                      ------------------------------------------
                                      Luis Manuel Neto Gomes, Director


                                      Antonio Fernando Nogueira Chaves
                                      ------------------------------------------
                                      Antonio Fernando Nogueira Chaves, Director


End of announcement


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